S h e a r m a n & S t e r l i n g L L P
1460 El Camino Real Menlo Park, CA 94025 +1.650.838.3600

December 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Baker and Terrence O’Brien

Re:         Aemetis, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed March 10, 2022

Form 8-K filed November 3, 2022

File No. 001-36475

Ladies and Gentlemen:

On behalf of Aemetis, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated November 28, 2022 (the “Comment Letter”), to the Company regarding the Company’s above-referenced Form 8-K filed November 3, 2022.

To facilitate your review of the Company’s response, we have repeated your comment in italics followed immediately by the response of the Company.

Form 8-K filed November 3, 2022

Exhibit 99.1, page 1

1.	In the heading to your press release, you disclose EPS was $(.46), Excluding Unitholder Redemption Charge related to Biogas Series A Preferred Unit Investor. Please revise your disclosures to:

• Prominently present your GAAP earnings per share and present it before your non-GAAP EPS measure

• Appropriately label the adjusted EPS measure; and

• Present a reconciliation of your GAAP EPS to your Non GAAP EPS.

Refer to the guidance in Item 10(e)(1)(i)(A) and (B) of Regulation S-K, Regulation G and Question 102.10 of the non-GAAP C&DIs.

The Company respectfully acknowledges the Staff’s comments and confirms that it will revise its disclosures in future earnings releases to appropriately label and present any non-GAAP financial measures, including adjusted earnings per share, along with the most directly comparable GAAP measures with equal or greater prominence in headlines and in the related discussion of the earnings release as required, consistent with Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. Additionally, the Company will present a reconciliation of any non-GAAP financial measures, including adjusted earnings per share, to the most directly comparable GAAP measure, in the form similar to the disclosures attached as Exhibit A to this letter, with appropriate adjustment for events applicable to the periods covered by the earnings release.

2.

Please explain why the cash receipt of a grant of $14.2 million from the United States Department of Agriculture (“USDA”) Biofuel Producer Program is highlighted in a footnote to your reconciliation of net loss to Adjusted EBITDA rather than as an adjustment. Refer to Question 100.03 of the non-GAAP C&DIs.

The Company respectfully advises the Staff that the cash receipt of a grant of $14.2 million from the United States Department of Agriculture (“USDA”) Biofuel Produce Program was highlighted in a footnote rather than as an adjustment to its reconciliation of net loss to Adjusted EBITDA because it uses and communicates Adjusted EBITDA to investors as a proxy for the Company’s source or use of cash during the period. This grant was paid in cash, and accordingly excluded from adjustments reconciling Net Loss to Adjusted EBITDA. The Company confirms that it will also revise its disclosures in future filings to clarify the use of Adjusted EBITDA by management as a proxy for the Company’s source or use of cash during the period.

*****

We thank the Staff for its consideration of the Company’s Form 8-K filed on November 3, 2022, and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to the Company’s Form 8-K, please do not hesitate to contact me at (650) 838-3720.

Yours very truly,

/s/ Yian Huang

Yian Huang

cc:          Todd Waltz, Aemetis, Inc.

Chris Forrester, Shearman & Sterling LLP

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

EXHIBIT A

Proposed Revisions to Current Disclosure Regarding Adjusted Earnings Per Share

Net loss per common share
Basic	$(2.01)	$(0.55)	$ (2.57)	$ (1.55)
Diluted	$(2.01)	$(0.55)	$ (2.57)	$ (1.55)

Unitholder redemption charge	$(1.55)	$(0.00)	$ (1.57)	$ (0.00)

Net loss per common share excluding unitholder redemption charge
Basic	$(0.46)	$(0.55)	$ (1.00)	$ (1.55)
Diluted	$(0.46)	$(0.55)	$ (1.00)	$ (1.55)

Weighted average shares outstanding
Basic	34,769	31,857	34,344	29,818
Diluted	34,769	31,857	34,344	29,818